Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CLOUDASTRUCTURE, INC.

Cloudastructure, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Cloudastructure, Inc. (the “Corporation”). The Corporation was incorporated pursuant to the General Corporation Law of the State of Delaware by the filing of its original Certificate of Incorporation on March 28, 2003 (as amended and restated, including by the Second Amended and Restated Certificate of Incorporation filed on October 24, 2024, the “Certificate of Incorporation”);

SECOND: In accordance with Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation duly adopted resolutions setting forth and approving a proposed amendment to the Certificate of Incorporation (the “Amendment”), declaring said Amendment to be advisable and in the best interests of the Corporation, and directing that the Amendment be submitted to the stockholders of the Corporation for their approval. The resolution setting forth the Amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by changing subsection (a) of Article IV thereof so that, as amended, said subsection (a) of Article IV shall be as follows:

(a)	Reverse Stock Split; Authorized Capital Stock.

(i)	Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on July 31, 2026 (the “Reverse Split Effective Time”), (i) each thirty (30) shares of Class A Common Stock of this Corporation that are issued and outstanding immediately prior to the Reverse Split Effective Time (the “Old Class A Common Stock”) shall be automatically reclassified, combined and changed (without any further action by the stockholders or any other person) into one fully paid and nonassessable share of Class A Common Stock, and (ii) each thirty (30) shares of Class B Common Stock of this Corporation that are issued and outstanding immediately prior to the Reverse Split Effective Time (the “Old Class B Common Stock”) shall be automatically reclassified, combined and changed (without any further action by the stockholders or any other person) into one fully paid and nonassessable share of Class B Common Stock (collectively, the “Reverse Stock Split”).

The Corporation shall not issue any fractional shares of Class A Common Stock or Class B Common Stock in the Reverse Stock Split. All shares of each applicable class held by a holder immediately prior to the Reverse Split Effective Time shall be aggregated on a class-by-class basis before determining whether the Reverse Stock Split would result in a fractional share. For purposes of the preceding sentence, a “holder” means a holder of record; provided that shares held of record by Cede & Co. or another nominee for The Depository Trust Company shall be treated in accordance with The Depository Trust Company’s procedures at the DTC participant level, and not at the beneficial-owner, customer, account, or lot level. After giving effect to the foregoing aggregation, if the Reverse Stock Split would result in a holder being entitled to a fractional share of Class A Common Stock or Class B Common Stock, the Corporation shall round up such fractional share to the nearest whole share of the applicable class; provided that no holder shall be entitled to receive more than one additional whole share of Class A Common Stock or one additional whole share of Class B Common Stock, as applicable, in lieu of fractional shares with respect to all shares of such class held by such holder.

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Each certificate that immediately prior to the Reverse Split Effective Time represented shares of Old Class A Common Stock or Old Class B Common Stock (collectively, the “Old Certificates”), and each uncertificated share or book-entry position that immediately prior to the Reverse Split Effective Time represented shares of Old Class A Common Stock or Old Class B Common Stock (collectively, the “Old Book-Entry Shares”), shall, following the Reverse Split Effective Time, represent that number of shares of Class A Common Stock or Class B Common Stock, as applicable, into which such shares shall have been combined, subject to the elimination of fractional share interests as described above. The adjustment of Old Book-Entry Shares, including any shares held through The Depository Trust Company or its nominee, shall be effected through the records of the Corporation’s transfer agent and, as applicable, in accordance with The Depository Trust Company’s procedures.

(ii)	Authorized Capital Stock. Immediately following the Reverse Split Effective Time, the Corporation shall be authorized to issue 16,666,668 shares of capital stock, par value $0.0001 per share, consisting of (A) 8,333,334 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), (B) 3,333,334 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (C) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

THIRD: That the Amendment was duly adopted by the Board of Directors of the Corporation and approved by the holders of the requisite number of shares of the Corporation’s outstanding capital stock entitled to vote thereon at a meeting of stockholders held on July 15, 2026, in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment shall become effective at 12:01 a.m. Eastern Time on July 31, 2026 in accordance with Section 103(d) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed on this 28th day of July, 2026.

CLOUDASTRUCTURE, INC.

By:	/s/ James McCormick
Name:	James McCormick
Title	Chief Executive Officer

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